SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004	Commission File Number: 001-15014

Sun Life Financial Inc.

(the “Company”)

(Translation of registrant’s name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

      [Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit
99.1	Interim Management’s Discussion and Analysis for the nine months ended September 30, 2004.

99.2	Interim Consolidated Financial Statements for the nine months ended September 30, 2004.

99.3	Dividend Press Release

99.4	Press Release regarding the establishment of a holding company for asset management businesses

99.5	Certificates of the Company’s Chief Executive Officer and the Chief Financial Officer pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)
Date: October 28, 2004	By:	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer